SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Rock of Ages Corporation
(Name of Issuer)

Class A Common Stock, No Par Value

(Title of Class of Securities)

772632105
(CUSIP Number)

Kurt M. Swenson Swenson Granite Company, LLC 369 North State Street Concord, NH 03301 (603) 225-2783
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:   Alan L. Reische, Esq.

Sheehan Phinney Bass + Green PA

1000 Elm Street Manchester, NH 03101 (603) 668-0300
May 6, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 772632 10 5

1		NAMES OF REPORTING PERSONS Swenson Granite Company, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New Hampshire
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) NA
14		TYPE OF REPORTING PERSON OO

1		NAMES OF REPORTING PERSONS Kurt M. Swenson, individually and as the sole trustee of the Kurt M. Swenson Revocable Trust of 2000
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER 1,135,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,135,000
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,135,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.5%
14		TYPE OF REPORTING PERSON IN, OO

1		NAMES OF REPORTING PERSONS Kevin C. Swenson
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER 1,023,489
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,023,489
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,023,489
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.5%
14		TYPE OF REPORTING PERSON IN

1		NAMES OF REPORTING PERSONS Robert Pope
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER 159,875
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 159,875
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 159,875
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14		TYPE OF REPORTING PERSON IN

1		NAMES OF REPORTING PERSONS Richard C. Kimball
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER 72,126
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 72,126
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 72,126
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14		TYPE OF REPORTING PERSON IN

1		NAMES OF REPORTING PERSONS Charles M. Waite
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER 45,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 45,000
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,000
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14		TYPE OF REPORTING PERSON IN

1		NAMES OF REPORTING PERSONS Scott Herrick
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) NA
14		TYPE OF REPORTING PERSON IN

1		NAMES OF REPORTING PERSONS Jake Swenson
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER 30,744
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 30,744
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,744
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14		TYPE OF REPORTING PERSON IN

Note:   This Schedule 13D represents (i) the initial Statement on Schedule 13D by Swenson Granite Company, LLC ("Swenson Granite"); (ii) Amendment No. 6 to a Statement on Schedule 13D dated November 3, 1997, as amended by Amendment No. 1 dated February 12, 1999, as amended and restated in its entirety by Amendment No. 2 dated September 1, 1999, as amended and restated in its entirety by Amendment No. 3 dated March 22, 2000, as amended by Amendment No. 4 dated March 18, 2003, and as amended by Amendment No. 5 dated April 29, 2008, filed on behalf of Kurt M. Swenson individually, and as trustee of the Kurt M. Swenson Revocable Trust of 2000 (in either such capacity, "Kurt Swenson"); and (iii) Amendment No. 1 to a Statement on Schedule 13D dated November 3, 1997 filed on behalf of Kevin C. Swenson ("Kevin Swenson").    With respect to Kurt Swenson, this Schedule 13D amends and restates Items 1 and 2 and amends and supplements Items 3, 4, 5, 6 and 7 of his previously-filed Schedule 13D, as amended to date.  With respect to Kevin Swenson, the entire text of his Schedule 13D is amended and restated herein pursuant to Rule 13d-2(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").  In the case of both Kurt Swenson and Kevin Swenson, this Schedule 13D is filed in connection with a change in their intentions with respect to the holding of their shares of the issuer.

Item 1.              Security and Issuer

The title of the class of equity securities to which this Statement relates is the Class A Common Stock, no par value (the "Class A Common Stock"), of Rock of Ages Corporation, a Vermont corporation (the "Company").  Under the Company's Articles of Incorporation dated May 12, 2009, as amended on December 7, 2009 (the "Articles of Incorporation"), shares of the Company's Class B Common Stock, no par value (the "Class B Common Stock," and, together with the Class A Common Stock, the "Common Stock"), are convertible at the option of the holder at any time on a share-for-share basis into Class A Common Stock and convert automatically upon a transfer to any person other than a Permitted Transferee (as defined in the Articles of Incorporation).  The principal executive offices of the Company are located at 560 Graniteville Road, Graniteville, VT 05654.

Item 2.  Identity and Background

(a),(b)

This Statement is filed on behalf of Swenson Granite and certain other persons who may be considered to be acting as a group with Swenson Granite.  Swenson Granite is a limited liability company organized under New Hampshire law with a principal business address of 369 North State Street, Concord, NH 03301.

Kurt Swenson is an individual with a business address of c/o Swenson Granite Company, LLC, 369 North State Street, Concord, NH 03301.

Kevin Swenson is an individual with a business address of c/o Swenson Granite Company, LLC, 369 North State Street, Concord, NH 03301.

Robert Pope is an individual with a business address of c/o Swenson Granite Company, LLC, 369 North State Street, Concord, NH 03301.

Richard C. Kimball is an individual with a business address of c/o Swenson Granite Company, LLC, 369 North State Street, Concord, NH 03301.

Charles M. Waite is an individual with a business address of c/o Swenson Granite Company, LLC, 369 North State Street, Concord, NH 03301.

Scott Herrick is an individual with a business address of c/o Swenson Granite Company, LLC, 369 North State Street, Concord, NH 03301.

Jake Swenson is an individual with a business address of c/o Swenson Granite Company, LLC, 369 North State Street, Concord, NH 03301.

(c)	Kurt Swenson is the non-executive Chairman of the Board of Swenson Granite.

Kevin Swenson is the Treasurer, Secretary and a Senior Vice President and a director of Swenson Granite.

Robert Pope is the President and Chief Executive Officer and a director of Swenson Granite.

Richard C. Kimball is a Senior Adviser of The Bigelow Company, Inc., a financial advisory and investment banking firm, and a director of the Company.

Charles M. Waite is the managing partner of Chowning Partners, a financial consulting firm, and a director of the Company.

Scott Herrick is the Vice President of Swenson Granite and a director of Swenson Granite.

Jake Swenson is the Sustainability Manager of Staples, Inc. and a director of Swenson Granite.

(d)	Neither Swenson Granite, Kurt Swenson, Kevin Swenson, Robert Pope, Richard Kimball, Charles Waite, Scott Herrick nor Jake Swenson has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Neither Swenson Granite, Kurt Swenson, Kevin Swenson, Robert Pope, Richard Kimball, Charles Waite, Scott Herrick nor Jake Swenson has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of Kurt Swenson, Kevin Swenson, Robert Pope, Richard Kimball, Charles Waite, Scott Herrick and Jake Swenson is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration

As described in Item 4 below, Swenson Granite has delivered a proposal to the Company to purchase all of the outstanding shares of Common Stock, including shares underlying vested options, for a purchase price of $4.38 per share in cash.   The proposal is embodied in a letter attached hereto as Exhibit 2.  As part of the proposed transaction, the holders of Class B Common Stock of the Company who are existing members of Swenson Granite or lineal descendants of existing members who under Swenson Granite's operating agreement are entitled to receive Swenson Granite member interests free of any right of first refusal by Swenson Granite, will be offered the opportunity to exchange their Class B Common Stock for Swenson Granite member interests or to receive $4.38 per share in cash.  Kurt Swenson, Kevin Swenson and Robert Pope have agreed to elect to receive Swenson Granite member interests in exchange for all the shares of Class B Common Stock that they own, which collectively total 2,173,364 shares of Class B Common Stock of the Company.  Richard Kimball, Charles Waite and Jake Swenson own, respectively, 29,126, 29,126 and 30,744 shares of Class B Common Stock and have not been asked to make the decision on whether to take cash or Swenson Granite member interests at this time.  Swenson Granite estimates that up to $22,500,000 will be required to fund the aggregate cash purchase price of the shares of Class A Common Stock currently outstanding as well as outstanding options to purchase shares of Class A Common Stock.  Swenson Granite cannot anticipate how many shares of Class B Common Stock will be exchanged for Swenson Granite member interests instead of cash in the proposed transaction, but assuming that all holders of Class B Common Stock other than Kurt Swenson, Kevin Swenson and Robert Pope elect to receive cash, Swenson Granite would be required to pay approximately $24,400,000 in the proposed transaction.

Swenson Granite intends to seek bank financing for the aggregate cash purchase price of the shares of Class A Common Stock and Class B Common Stock to be acquired in the proposed transaction.  Although Swenson Granite currently has no commitment for bank financing for the proposed transaction and the identity of the financing bank has not been definitively ascertained, Swenson Granite anticipates that such bank financing will represent a loan made in the ordinary course of business by such bank.

The following paragraph amends and supplements Item 3 of the Schedule 13D by Kurt Swenson:

On December 28, 2001, Kurt Swenson exercised vested options to purchase 5,000 shares of Class B Common Stock.

The following paragraph amends and restates in its entirety Item 3 of the Schedule 13D by Kevin Swenson:

Kevin Swenson acquired 1,061,489 shares of Class B Common Stock pursuant to the merger on October 23, 1997 of Swenson Granite Company, Inc. ("Swenson Granite, Inc.") with and into the Company (the "Swenson Merger"), upon the terms of the Agreement and Plan of Merger and Reorganization, dated as of August 13, 1997, by and among the Company, Swenson Granite, Inc., Kurt M. Swenson and Kevin C. Swenson (the "Swenson Merger Agreement").  In the Swenson Merger, each share of common stock of Swenson Granite, Inc. ("Swenson Common Stock") was converted into 1,618.123 shares of Class B Common Stock.  Kevin Swenson held 656 shares of Swenson Common Stock immediately prior to the consummation of the Swenson Merger, and, accordingly, received 1,061,489 shares of Class B Common Stock upon consummation thereof.  Immediately upon receipt of such 1,061,489 shares of Class B Common Stock pursuant to the Swenson Merger, Kevin Swenson gifted 9,375 shares of Class B Common Stock to irrevocable trusts for the benefit of each of his two children, Derek Swenson and Kate Swenson (the "Trust Shares").  Kevin Swenson gifted an additional 9,625 shares of Class B Common Stock to each of those two trusts on December 31, 1997.  Kevin Swenson had no voting or dispositive power over the Trust Shares.  The Trust Shares in 2004 were distributed to Derek Swenson and Kate Swenson upon the satisfaction of certain conditions, and Kevin Swenson disclaims beneficial ownership of such shares.  Kevin Swenson did not provide any other consideration in connection with his acquisition of shares of Class B Common Stock.

As part of the Swenson Merger, Richard Kimball and Charles Waite converted 18 shares of Swenson Common Stock each into 29,126 shares of Class B Common Stock held by each of them.  They did not provide any other consideration in connection with the acquisition of their shares of Class B Common Stock.

Jake Swenson received the 30,744 shares of Class B Common Stock he owns by way of various gifts from his father, Kurt Swenson.

Item 4.  Purpose of Transaction

On May 6, 2010, Swenson Granite delivered a proposal (the "Company Acquisition Proposal") to purchase all of the outstanding shares of Common Stock, including shares underlying vested options, of the Company for a purchase price of $4.38 per share in cash.  The Company Acquisition Proposal is embodied in a letter attached hereto as Exhibit 2 to this Statement.  The acquisition proposed by Swenson Granite is conditioned on lender due diligence, negotiation of a definitive structure and terms to be set forth in a definitive acquisition agreement with the Company, and Swenson Granite obtaining financing for the transaction in an amount sufficient to fund the purchase price and the ongoing operations of the two companies.  The Company Acquisition Proposal also states that Swenson Granite seeks to structure the transaction so that the value of the Company's assets can be "stepped up" to fair market value to the extent possible under the Internal Revenue Code.  Swenson Granite has not determined whether such step-up can be achieved, and if such step-up cannot be achieved, what the effect might be on its proposed per share price.

Swenson Granite will seek to engage in discussions with the recently-formed special committee of independent directors of the board of directors of the Company to permit its bank lender to conduct due diligence regarding the business, operating results and financial condition of the Company to secure a financing commitment for the aggregate cash purchase price of the Common Stock.  Swenson Granite will also seek to engage in discussions with the special committee about the structure and terms of a definitive acquisition agreement.  If the Company Acquisition Proposal is negotiated and completed, Swenson Granite currently envisions making only minor changes to the operations and employees of the Company.  In connection with the Company Acquisition Proposal and the contemplated discussions with the Company, Swenson Granite, Kurt Swenson, Kevin Swenson, Robert Pope, Richard Kimball, Charles Waite, Scott Herrick and Jake Swenson may be considered to be acting as members of a "group," as that term is defined in Rule 13d-1(k) under the Exchange Act.

Although the definitive structure and terms for the proposed transaction have not been proposed or negotiated, the Company Acquisition Proposal contemplates the acquisition of all of the outstanding shares of Common Stock of the Company including shares underlying vested options, a merger or reorganization of the Company, a change in the present board of directors of the Company, a material change in the capitalization of the Company, causing the Class A Common Stock to be delisted from NASDAQ and/or causing the registration of the Class A Common Stock under the Exchange Act being terminated under Section 12(g)(4) thereof.  The statements in Item 4 of the Schedules 13D, as amended to date, for Kurt Swenson and Kevin Swenson regarding the absence of any plan or proposal regarding any extraordinary transaction involving the Company, are amended accordingly.

Neither Swenson Granite, Kurt Swenson, Kevin Swenson, Robert Pope, Richard Kimball, Charles Waite, Scott Herrick nor Jake Swenson is, by this Statement, soliciting tenders of shares of Common Stock, nor will any such tenders be accepted, nor is any of such persons soliciting any proxies regarding the voting of shares of Common Stock on any matter.

The following paragraph amends and restates in its entirety Item 4 of the Schedule 13D by Kevin Swenson:

With respect to the shares of Common Stock held by Kevin Swenson, the Swenson Merger was effected as part of a reorganization prior to the Company's initial public offering of its Class A Common Stock on October 24, 1997.  Prior to the Swenson Merger, Swenson Granite, Inc. held approximately 93% of the Class B Common Stock.  Pursuant to the Swenson Merger Agreement, upon consummation of the Swenson Merger, all of such shares of Class B Common Stock held by Swenson Granite, Inc. were cancelled.

Item 5.  Interest in Securities of the Issuer

(a)

Swenson Granite beneficially owns no shares of Class A Common Stock.

Kurt Swenson, by virtue of his ownership in his capacity as the sole trustee of the Kurt M. Swenson Revocable Trust of 2000 (the "Swenson Trust") and in his individual capacity, beneficially owns 1,135,000 shares of Class A Common Stock, including 1,005,000 shares of Class B Common Stock currently convertible into shares of Class A Common Stock, representing 19.5% of the outstanding Class A Common Stock, as reported in the Company's Annual Report on Form 10-K filed on March 31, 2010, assuming that his shares of Class B Common Stock are converted into shares of Class A Common Stock but the shares of Class B Common Stock held by any other person are not so converted.

Kevin Swenson beneficially owns 1,023,489 shares of Class A Common Stock, through his beneficial ownership of an equal number of shares of Class B Common Stock currently convertible into shares of Class A Common Stock, representing 17.5% of the outstanding Class A Common Stock, assuming that his shares of Class B Common Stock are converted into shares of Class A Common Stock but the shares of Class B Common Stock held by any other person are not so converted.

Robert Pope beneficially owns 159,875 shares of Class A Common Stock, including 144,875 shares of Class B Common Stock currently convertible into shares of Class A Common Stock, representing 3.2% of the outstanding Class A Common Stock, assuming that his shares of Class B Common Stock are converted into shares of Class A Common Stock but the shares of Class B Common Stock held by any other person are not so converted.

Richard Kimball beneficially owns 72,126 shares of Class A Common Stock, including 29,126 shares of Class B Common Stock currently convertible into shares of Class A Common Stock, representing 1.5% of the outstanding Class A Common Stock, assuming that his shares of Class B Common Stock are converted into shares of Class A Common Stock but the shares of Class B Common Stock held by any other person are not so converted.

Charles Waite beneficially owns 45,000 shares of Class A Common Stock, including 29,126 shares of Class B Common Stock currently convertible into shares of Class A Common Stock, representing 0.9% of the outstanding Class A Common Stock, assuming that his shares of Class B Common Stock are converted into shares of Class A Common Stock but the shares of Class B Common Stock held by any other person are not so converted.

Scott Herrick does not beneficially own any shares of Class A Common Stock.

Jake Swenson beneficially owns 30,744 shares of Class A Common Stock, through his beneficial ownership of an equal number of shares of Class B Common Stock currently convertible into shares of Class A Common Stock, representing 0.6% of the outstanding Class A Common Stock, assuming that his shares of Class B Common Stock are converted into shares of Class A Common Stock but the shares of Class B Common Stock held by any other person are not so converted.

The group consisting of Swenson Granite, Kurt Swenson, Kevin Swenson, Robert Pope, Richard Kimball, Charles Waite, Scott Herrick and Jake Swenson beneficially owns 2,466,234 shares of Class A Common Stock, including 2,262,360 shares of Class B Common Stock currently convertible into shares of Class A Common Stock, representing 34.9% of the outstanding Class A Common Stock, assuming that all shares of Class B Common Stock held by each such person are converted into shares of Class A Common Stock.

(b)

Swenson Granite does not have the sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition of any shares of Class A Common Stock.

Kurt Swenson, in his capacity as sole trustee of the Swenson Trust and in his individual capacity, has the sole power to vote or direct the vote of 1,135,000 shares of Class A Common Stock, including 1,005,000 shares of Class B Common Stock currently convertible into shares of Class A Common Stock, shared power to vote or direct the vote of no shares of Class A Common Stock, sole power to dispose or to direct the disposition of 1,135,000 shares of Class A Common Stock, including 1,005,000 shares of Class B Common Stock currently convertible into shares of Class A Common Stock, and shared power to dispose or direct the disposition of no shares of Class A Common Stock.

Kevin Swenson has the sole power to vote or direct the vote of 1,023,489 shares of Class A Common Stock, through his beneficial ownership of an equal number of shares of Class B Common Stock currently convertible into shares of Class A Common Stock, shared power to vote or direct the vote of no shares of Class A Common Stock, sole power to dispose or to direct the disposition of 1,023,489 shares of Class A Common Stock, through his beneficial ownership of an equal number of shares of Class B Common Stock currently convertible into shares of Class A Common Stock, and shared power to dispose or direct the disposition of no shares of Class A Common Stock.

Robert Pope has the sole power to vote or direct the vote of 159,875 shares of Class A Common Stock, including 144,875 shares of Class B Common Stock currently convertible into shares of Class A Common Stock, shared power to vote or direct the vote of no shares of Class A Common Stock, sole power to dispose or to direct the disposition of 159,875 shares of Class A Common Stock, including 144,875 shares of Class B Common Stock currently convertible into shares of Class A Common Stock, and shared power to dispose or direct the disposition of no shares of Class A Common Stock.

Richard Kimball has the sole power to vote or direct the vote of 72,126 shares of Class A Common Stock, including 29,126 shares of Class B Common Stock currently convertible into shares of Class A Common Stock, shared power to vote or direct the vote of no shares of Class A Common Stock, sole power to dispose or to direct the disposition of 72,126 shares of Class A Common Stock, including 29,126 shares of Class B Common Stock currently convertible into shares of Class A Common Stock, and shared power to dispose or direct the disposition of no shares of Class A Common Stock.

Charles Waite has the sole power to vote or direct the vote of 45,000 shares of Class A Common Stock, including 29,126 shares of Class B Common Stock currently convertible into shares of Class A Common Stock, shared power to vote or direct the vote of no shares of Class A Common Stock, sole power to dispose or to direct the disposition of 45,000 shares of Class A Common Stock, including 29,126 shares of Class B Common Stock currently convertible into shares of Class A Common Stock, and shared power to dispose or direct the disposition of no shares of Class A Common Stock.

Scott Herrick does not have or share the power to vote or direct the vote of any shares of Class A Common Stock, and does not have or share the power to dispose or direct the disposition of any shares of Class A Common Stock.

Jake Swenson has the sole power to vote or direct the vote of 30,744 shares of Class A Common Stock, through his beneficial ownership of an equal number of shares of Class B Common Stock currently convertible into shares of Class A Common Stock, shared power to vote or direct the vote of no shares of Class A Common Stock, sole power to dispose or direct the disposition of 30,744 shares of Class A Common Stock, through his beneficial ownership of an equal number of shares of Class B Common Stock currently convertible into shares of Class A Common Stock, and shared power to dispose or direct the disposition of no shares of Class A Common Stock.

The group consisting of Swenson Granite, Kurt Swenson, Kevin Swenson, Robert Pope, Richard Kimball, Charles Waite, Scott Herrick and Jake Swenson together have the power to vote or direct the vote and the power to dispose or to direct the disposition of an aggregate of 2,466,234 shares of Class A Common Stock, including 2,262,360 shares of Class B Common Stock currently convertible into shares of Class A Common Stock, or 34.9% of the outstanding Class A Common Stock, assuming that all shares of Class B Common Stock held by each such person are converted into shares of Class A Common Stock.

(c)

Neither Swenson Granite, Kurt Swenson, Kevin Swenson, Robert Pope, Richard Kimball, Charles Waite, Scott Herrick nor Jake Swenson has effected any transaction in the Class A Common Stock during the past 60 days or since the most recent filing of their Schedules 13D, as amended, as the case may be.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Kurt Swenson and Kevin Swenson are brothers, and Jake Swenson is the son of Kurt Swenson and the nephew of Kevin Swenson. Kurt Swenson beneficially owns a 31% membership interest in Swenson Granite and serves as the non-executive Chairman of the Board of Swenson Granite, and Kevin Swenson beneficially owns a 31% membership interest in Swenson Granite and serves as the Treasurer, Secretary and a Senior Vice President and a director of Swenson Granite. Robert Pope beneficially owns an 8% membership interest in Swenson Granite and serves as the President and Chief Executive Officer and a director of Swenson Granite. Together with members of his immediate family, Robert Pope beneficially owns a 12% membership interest in Swenson Granite. Scott Herrick beneficially owns approximately a 1% membership interest in Swenson Granite and serves as a Vice President and a director of Swenson Granite. Jake Swenson beneficially owns no membership interest in Swenson Granite and is a non-employee director of Swenson Granite. Swenson Granite and Kurt Swenson, Kevin Swenson, Robert Pope, Richard Kimball, Charles Waite, Scott Herrick and Jake Swenson are acting in concert, as current and former directors of Swenson Granite, without any written or formal agreement, to pursue the Company Acquisition Proposal as described in Items 3 and 4 above.

Except as set forth above, neither Swenson Granite, Kurt Swenson, Kevin Swenson, Robert Pope, Richard Kimball, Charles Waite, Scott Herrick and Jake Swenson has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, the transfer or voting of any of the shares of Common Stock, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profit, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Exhibit 1	Joint Filing Agreement and Power of Attorney among Swenson Granite, Kurt Swenson and Kevin Swenson dated as of May 10, 2010

Exhibit 2	Proposal letter by Swenson Granite Company, LLC to Rock of Ages Corporation dated May 6, 2010

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 11, 2010	SWENSON GRANITE COMPANY, LLC

By: /s/ Robert L. Pope
Name: Robert L. Pope
Title: Chief Executive Officer

Date: May 11, 2010	/s/ Kurt M. Swenson
Kurt M. Swenson

Date: May 11, 2010	/s/ Kevin C. Swenson
Kevin C. Swenson

Date: May 11, 2010	/s/ Robert Pope
Robert Pope

Date: May 11, 2010	/s/ Richard C. Kimball
Richard C. Kimball

Date: May 11, 2010	/s/ Charles M. White
Charles M. Waite

Date: May 11, 2010	/s/ Scott L. Herrick
Scott L. Herrick

Date: May 11, 2010	/s/ Jake Swenson
Jake Swenson

EXHIBIT 1

Joint Filing Agreement under Rule 13d-1(k)

Under the Securities Exchange Act of 1934, as Amended

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned agrees to the filing on behalf of each of a Statement on Schedule 13D, and all amendments thereto, with respect to the shares of Class A Common Stock of Rock of Ages Corporation.

POWER OF ATTORNEY

Each of the undersigned does hereby appoint Kurt M. Swenson his or its true and lawful attorney-in-fact, for the purpose of, from time to time, executing in his or its name and on his or its behalf, any and all amendments to the Statement on Schedule 13D filed by Swenson Granite Company, LLC and the group including the same acting for the purpose of dealing in the Common Stock of Rock of Ages Corporation (the "Company"), which such attorney-in-fact shall determine to be necessary or appropriate to comply with the reporting requirements of Section 13(d) of the Securities Exchange Act of 1934, as amended, and filing the same with the U.S. Securities and Exchange Commission and the Company on behalf of the undersigned, and delivering, furnishing or filing any such documents as exhibits thereto, and giving and granting to such attorney-in-fact the power and authority to act in the premises as fully and to all intents and purposes as the undersigned might or could do if personally present, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.  Any such determination by the attorney-in-fact shall be conclusively evidenced by such person's execution, delivery, furnishing or filing of the applicable document.  This power of attorney shall remain in effect until expressly revoked in writing by the undersigned.

IN WITNESS WHEREOF, the undersigned has caused this Agreement and Power of Attorney to be executed on the dates set forth below.

SWENSON GRANITE COMPANY, LLC

Date: May ___, 2010	By:____________________________
Name:
Title:

Date: May ___, 2010	_______________________________
Kurt M. Swenson

Date: May ___, 2010	_______________________________
Kevin C. Swenson

Date: May ___, 2010	_______________________________
Robert Pope

Date: May ___, 2010	_______________________________
Richard C. Kimball

Date: May ___, 2010	_______________________________
Charles M. Waite

Date: May __, 2010	_______________________________
Scott Herrick

Date: May __, 2010	_______________________________
Jake Swenson

EXHIBIT 2

[SWENSON GRANITE COMPANY, LLC LETTERHEAD]

May 6, 2010

DELIVERED IN-HAND - CONFIDENTIAL

The Board of Directors

Rock of Ages Corporation

560 Graniteville Road

Graniteville, VT 05654

Dear Fellow Board Members,

Swenson Granite Company, LLC ("Swenson Granite" or "we") hereby conditionally offers to purchase all of the outstanding shares of common stock of Rock of Ages Corporation ("ROA" or the "company"), including shares underlying vested options, at a price of $4.38 per share.  As a part of the transaction, Swenson Granite expects to receive all the assets of ROA and agrees to assume all the liabilities of ROA, including its pension and other retirement plan liabilities, based on a mutually agreed-upon definitive written acquisition agreement between the appropriate parties.  Since the proposed purchase price per share is in excess of company's book value per share, Swenson Granite seeks to structure the transaction in such a way that it can step up the value of the assets to fair market value to the extent possible under the Internal Revenue Code.

In addition to the condition of a definitive written agreement, it is a condition of the transaction that Swenson Granite obtains financing for the transaction on terms satisfactory to it to fund the purchase price and the ongoing operations of Swenson Granite and ROA.  We have had a preliminary meeting with Swenson Granite's long time lender and they have informally indicated an interest in participating in this transaction, but we have no comfort letter or financing commitment at this juncture.  I also have personal relationships with the Company's current lenders.  We expect that our financing source will need to conduct substantial due diligence on non-public information relating to ROA's business, operating results and financial condition, subject to appropriate non-disclosure covenants.

In order to facilitate the financing of the proposed transaction by Swenson Granite, holders of the Class B Common Stock of ROA who are existing shareholders of Swenson Granite or lineal descendents of existing shareholders who under Swenson Granite's bylaws are entitled to receive Swenson Granite shares free of any right of first refusal by Swenson Granite, will be offered the opportunity to exchange their Class B shares of ROA for Swenson Granite shares or to receive the $4.38 cash price.  Kurt Swenson, Kevin Swenson and Bob Pope have all agreed to take Swenson Granite shares in exchange for all the Class B shares of ROA they own, which collectively total 2,173,364 Class B shares of ROA.

We believe that the proposed transaction represents an attractive alternative for ROA and its shareholders.  Our per share price reflects a substantial premium over the current trading price of the company's stock and provides a means for shareholders to gain liquidity for large blocks of stock in a short time horizon, something that the public trading market is unlikely to provide.  We believe that federal capital gain tax rates are likely to rise in the short- or medium-term future and that an early transaction might allow shareholders to take advantage of the current rates.  We also believe that ROA is currently not well-positioned to create value for its shareholders as a pubic company, given the company's current business plan, current analyst and trading practices, and the increasing cost of compliance with disclosure, accounting and other public company obligations.

We think that the company would be well-served by the board conducting a process of exploring its strategic options for maximizing shareholder value, including a consideration of our offer.  We are prepared to work in good faith with the board, or any committee which it may choose to form, to firm up our financing and further develop our offer in the context of a process which is consistent with the directors' fiduciary duties.  As you know, we have considerable familiarity with the operations, assets, liabilities and employees of ROA, which we believe will enable us to expedite the due diligence process.  We envision making relatively minimal changes to the operations and employees of ROA following the closing of the proposed transaction.  We intend to offer Donald Labonte the opportunity to buy shares of Swenson Granite as has been the case with other key officers of Swenson Granite.  Before reaching agreement on definitive terms, among other things, we would ask to speak with Peter Gottlieb and Eric Kuby of Northstar Investments and the Kuby Gottlieb fund, to ascertain their intentions toward a proposed transaction, given their large ownership position.

While Dick Kimball and Chuck Waite are small shareholders of Swenson Granite with each owning less than l% of the outstanding shares and neither has served as a director of Swenson Granite for over a decade, we understand that they may be considered part of the prospective acquiring group. We have retained Alan Reische of Sheehan Phinney Bass + Green [redacted] to act as our special counsel in connection with the proposed transaction.

We look forward to hearing from you or your representative regarding next steps in the process.

                                                                                    Sincerely,

                                                                        /s/Kurt Swenson

                                                                        Chairman

                                                                        /s/Robert Pope

                                                                        President and CEO

cc: Kevin Swenson

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